05038457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/16

C M 3/17

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Slavic Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 Broken Sound Blvd., N.W., Suite 500
(No. and Street)

Boca Raton (City) Florida (State) 33487 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Slavic and/or Dan Carlen 561-241-9244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein, Zugman, Weinstein & Poole, LLC
(Name – *if individual, state last, first, middle name*)

4875 North Federal Highway, Fourth Floor, Fort Lauderdale, Florida 33308-4610
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

RECEIVED
MAR 01 2005
MAIL PROCESSING SECTION WASH. D.C. 185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Slavic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Slavic Investment Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANELLE P. SEYMOUR
MY COMMISSION # DD 204413
EXPIRES: August 17, 2007
Bonded Thru Notary Public Underwriters

Signature

JOHN J. SLAVIC
PRESIDENT
Title

Danelle P. Seymour
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SLAVIC INVESTMENT CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2004

AND INDEPENDENT AUDITORS' REPORT

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

SLAVIC INVESTMENT CORPORATION
TABLE OF CONTENTS
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
AND FOR THE YEAR THEN ENDED

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.

Howard E. Hammer, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Michelle D. Bressler, C.P.A., C.F.P.
George F. Horvath, C.P.A.
Christopher Parsotan, C.P.A.
Richard B. Nirenberg, C.P.A., J.D.
Adele R. Shea, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 9, 2005

INDEPENDENT AUDITORS' REPORT

Board of Directors
Slavic Investment Corporation
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Slavic Investment Corporation as of December 31, 2004 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Slavic Investment Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

13450 West Sunrise Boulevard, Suite 150 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

SLAVIC INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS	
Cash	$ 66,709
Concessions receivable	73,950
Other receivable	150
Prepaid expenses	491
TOTAL ASSETS	$141,300

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 7,200
Income taxes payable	2,293
Commissions payable	2,752
Total Liabilities	12,245
STOCKHOLDERS' EQUITY	
Common stock, $.01 par value; 300,000 shares authorized, 273,000 issued and outstanding	2,880
Additional paid-in capital	870
Retained earnings	125,305
Total Stockholders' Equity	129,055
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$141,300

The accompanying notes are an integral
part of these financial statements.

SLAVIC INVESTMENT CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES		
Concessions	$870,967	
Other income	742	
Total Revenues		$871,709
EXPENSES		
Commissions	55,752	
Consulting fees	260,788	
Office services – Related party	494,301	
Licenses, taxes and registration fees	22,713	
Professional fees	9,100	
Dues and subscription	595	
Total Expenses		843,249
Income Before Income Taxes		28,460
Income tax expense		5,366
NET INCOME		$ 23,094

The accompanying notes are an integral part of these financial statements.

SLAVIC INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCES - January 1, 2004	$2,730	$870	$102,211	$105,811
Issuance of common stock	150			150
Net Income			23,094	23,094
BALANCES - DECEMBER 31, 2004	$2,880	$870	$125,305	$129,055

The accompanying notes are an integral part of these financial statements.

SLAVIC INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$23,094
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in concessions receivable	$ 5,280	
Decrease in prepaid expenses	215	
Increase in accounts payable	7,200	
Decrease in commissions payable	(948)	
Decrease in income tax payable	(3,764)	
Total Adjustments		7,983
NET CASH PROVIDED BY OPERATING ACTIVITIES AND NET INCREASE IN CASH		31,077
Cash - Beginning of Year		35,632
CASH – End of Year		$66,709

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 9,130

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Slavic Investment Corporation (the "Company") is a registered general securities broker/dealer. The Company's business consists of executing mutual fund transactions, life insurance annuities and cash net lease limited partnerships on an application way method for its customers. In addition, for certain customers, the Company is a fully disclosed introducing broker/dealer. The Company does not hold funds or securities for customers and does not carry accounts of, or for, customers.

REVENUE RECOGNITION

Revenues and the related commission expense generated from customers purchasing of mutual funds, life insurance contracts and cash net lease limited partnerships are recorded on the settlement date.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The stockholders of the Company are also stockholders of Slavic Mutual Funds Management Corporation ("SMF"), a registered investment advisor. Principal stockholders of the Company are also stockholders of Slavic Numismatic Corporation. Substantially all concession revenues result from the purchase of mutual funds on behalf of the clients of SMF.

The stockholders of the Company are also stockholders of Slavic Integrated Administration, Inc. ("SIA"), a retirement plan administrator. The clients of SIA utilize the services of the Company to purchase mutual funds for their participants and also at times utilize the investment advisor services of SMF.

Also, the Company has an agreement with SIA to pay them for various overhead expenses including rent which totaled $494,301 in 2004.

Consulting fees in the amount of $216,383 were paid to certain stockholders in 2004.

SIA has a bank Line of Credit Commitment and Agreement for short-term working capital in the amount of $550,000, due on demand. As of December 31, 2004, there was a $125,000 outstanding balance on the line of credit. On January 7, 2005, the Company repaid the line of credit in the amount of $125,000.

NOTE 2 - RELATED PARTY TRANSACTIONS (Continued)

The line of credit of SIA was secured by a general business security agreement covering substantially all assets of SIA, SMF and the Company, and is guaranteed by certain stockholders.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined in such Rule. At December 31, 2004, the Company's net capital was $60,214, compared with the required minimum net capital of $25,000. Under the Rule, aggregate indebtedness may not exceed 1500% of net capital. At December 31, 2004, the Company's ratio of aggregate indebtedness amounted to 20.3% of net capital.

NOTE 4 - CLEARING ARRANGEMENTS

The Company clears on a fully-disclosed basis with SunGard Investment Products, Inc. and Mid-Atlantic Capital Corporation who clear trades for the Company and certain customers who are participants in employee benefit plans. Clearing deposits are not required.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in a financial institution in Boca Raton, Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 in each institution. At December 31, 2004, the Company had no uninsured cash balances in financial institutions.

NOTE 6 - LEASE COMMITMENT

The Company, SIA and SMF lease office space under a lease that expires February 28, 2006. Office services expense includes rent.

Future minimum rent payments for the remaining term of the lease are as follows:

2005	204,186
2006	34,197
Total	$238,383

NOTE 7 - RETIREMENT PLAN

In accordance with Section 414 of the Internal Revenue Code, the Company is considered part of a controlled group for 401(k) Plan purposes. Therefore, the Company adopted the Slavic Mutual Funds Management Corporation 401(k) Savings Plan. Participants may contribute 1% to 15% of their compensation. The Company, at its discretion, may make contributions to the plan based on a percentage of the employee's salary contribution. Effective June 30, 2004, the Company, as part of the controlled group elected to match 50% of the elected employee deferrals up to 6% of compensation.

SUPPLEMENTARY INFORMATION

SLAVIC INVESTMENT CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL	
Total stockholders' equity qualified for net capital	$129,055
Allowable liabilities subordinated to claims of general creditors	0
TOTAL EQUITY CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	129,055
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets	
Concessions receivable	68,200
Prepaid expenses	491
Other receivable	150
Total Non-Allowable Assets	68,841
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	60,214
HAIRCUTS ON SECURITIES	0
NET CAPITAL	60,214
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	25,000
EXCESS NET CAPITAL	$ 35,214
AGGREGATE INDEBTEDNESS:	
Accounts payable	$ 7,200
Commissions payable	2,752
Income taxes payable	2,293
Total Aggregate Indebtedness	$ 12,245
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.203 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2004)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$69,707
Audit adjustments	9,493
NET CAPITAL PER ABOVE	$60,214

SLAVIC INVESTMENT CORPORATION
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2)
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

The Company had no liability subordinated to claims of general creditors as of January 1, 2004. In addition, there were none in existence during the year ended December 31, 2004 and, accordingly, there are no changes to report.

SLAVIC INVESTMENT CORPORATION
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Slavic Investment Corporation is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities. Slavic Investment Corporation was in compliance with the conditions of exemption.

SLAVIC INVESTMENT CORPORATION
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

As of December 31, 2004, Slavic Investment Corporation had no credit items that would result in a reserve requirement.

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.

Howard E. Hammer, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Michelle D. Bressler, C.P.A., C.F.P.
George F. Horvath, C.P.A.
Christopher Parsotan, C.P.A.
Richard B. Nirenberg, C.P.A., J.D.
Adele R. Shea, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 9, 2005

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER – DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Slavic Investment Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Slavic Investment Corporation for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13450 West Sunrise Boulevard, Suite 150 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC